Tempur Sealy International, Inc.

1000 Tempur Way

Lexington, Kentucky 40511

July 12, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Re:	Tempur Sealy International, Inc.

Registration Statement on Form S-4 (File No. 333-18963) (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement of Tempur Sealy International, Inc. (the “Company”) relating to the offer to exchange (the “Exchange Offer”) up to $375,000,000 aggregate principal amount of the Company’s 6.875% Senior Notes due 2020 and the related subsidiary guarantees (the “New Securities”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its outstanding 6.875% Senior Notes due 2020 and the related subsidiary guarantees (the “Old Securities”). The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998) (the “Exxon Capital Letter”), the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

The Company hereby makes the following representations:

1.	Neither the Company nor any guarantor of the New Securities (each a “Guarantor”) has entered into any arrangement or any understanding with any person to distribute the New Securities to be received in the Exchange Offer and, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the New Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in a distribution of the New Securities to be acquired in the Exchange Offer, such person (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

2.

The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange for such Old Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Securities, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Securities held by the broker-dealer).

3.	The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Securities, and (ii) if the exchange offeree is a permitted broker-dealer holding Old Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such Old Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the New Securities within the meaning of the Securities Act.

Should you have any further questions or comments with respect to the Registration Statement, please call me at (859) 455-2000 or Christina E. Melendi of Bingham McCutchen LLP at (212) 705-7814.

Very truly yours,

TEMPUR SEALY INTERNATIONAL, INC.

By:	/s/ Lou Jones
Name:	Lou Jones
Title:	EVP and General Counsel

cc:	Christina E. Melendi (Bingham McCutchen LLP)